

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2010

Terrance J. Lillis
Senior Vice President and Chief Financial Officer
Principal Financial Group, Inc.
711 High Street
Des Moines, Iowa 50392

      Re: **Principal Financial Group, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Form 10-Q for the Quarterly Period Ended March 31, 2010
              File No. 001-16725

Dear Mr. Lillis:

      We have completed our review of your filings and do not have any further comments at this time.

              Sincerely,

              Joel Parker
              Accounting Branch Chief